

ASSA ABLOY

File No: 82-34735

2007 DEC 19 A 3:09

Press Release

SUPPL

December 3, 2007
no 20/07

ASSA ABLOY acquires leading UK manufacturer of high security steel doors

ASSA ABLOY has acquired Powershield Doors, a leading manufacturer of high security steel doors. The Company is based in Northern Ireland and it employs 90 people.

Powershield Doors designs, manufactures and installs customised fire resistant, personnel access and high security steel doors. The doors are installed in commercial, industrial and public sector applications.

Tzachi Wiesenfeld, Head of the EMEA Division and Executive Vice President of the ASSA ABLOY Group says: "Powershield is an exciting addition to the group. Through this acquisition, the EMEA Division reinforces its position as the leader in door-opening solutions. Powershield adds to our specification strength, as it would allow us to offer a complete product range, including locks, hardware, electomechanics and high security doors."

Powershield is expected to reach a turnover of GBP 10M in 2008. Powershield will be consolidated as of Dec 1st 2007 and this acquisition is expected to be EPS accretive from the start.

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, tel no: +46 8 506 485 72

ASSA ABLOY may be required to disclose the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 11.00 CET on December 3, 2007.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

ASSA ABLOY

File No. 82-34735

RECEIVED

2007 DEC 19 A 3:57

Press Release

November 29, 2007
no 19/07

Adjustment of the financial objectives

In connection with ASSA ABLOY's Capital Markets Day the Group has adjusted the financial objectives:

Upgraded objective:

- Sales should increase with a total of 10 percent per year over a business cycle by a combination of organic growth and acquisitions over a business cycle.
  Previous target was "Sales should increase organically by an average of about 5 percent over a business cycle"

Unchanged objectives that should be achieved by 2008 at the latest:

- The operating margin (EBIT) should be improved to 16-17 percent
- The positive long-term trend in ASSA ABLOY's operating cash flow should be maintained
- Capital efficiency should be continuously improved
- Return on capital employed (ROCE) should be improved to 20 percent

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, tel no: +46 8 506 485 72

ASSA ABLOY discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 09:45 CET on 29 November.

END

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.